UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an unofficial English translation of a communication made by ILOG S.A. on September 15, 2008:

ILOG S.A.

A French Corporation (“Société Anonyme”)

Share Capital:  EUR 19 208 848

Registered Office:  9, rue de Verdun

B.P. 85, 94253 Gentilly Cedex

France

340 852 458 R.C.S. (“Registre du Commerce et des Sociétés” – Registry of Commerce and Companies) Créteil.

Notice of Meeting

The shareholders (the “Shareholders”) of ILOG S.A. (hereafter “ILOG” or the “Company”) are informed that an Extraordinary Shareholders Meeting (the “Shareholders Meeting”) will be held on October 23, 2008 at 9:00 a.m., at the registered office of the Company, in order to deliberate on the Agenda and on the draft resolutions set forth below.

In the event a quorum is not met, the Shareholders Meeting will convene again on the same Agenda on October 30, 2008 at 9:00 a.m., at the registered office of the Company.

Agenda of the Extraordinary Shareholders Meeting

1.               Communication of the Company’s Board of Directors’ report, the statutory auditors’ special report and the independent auditor’s special report;

2.               Modification of the terms and conditions of all of the warrants issued by ILOG;

3.               Miscellaneous questions; and

4.               Powers of attorney.

************

First Resolution – Modification of the terms and conditions of all of the Warrants issued by ILOG

RESOLVED, that the Shareholders, having satisfied quorum and majority rules for extraordinary shareholders meetings, having heard the Company’s Board of Directors’ report, the statutory auditors’ special report and the special report of the independent auditor, hereby authorize and approve the modification of the terms and conditions of the warrants issued pursuant to the thirteenth and fourteenth resolutions of the Shareholders Meeting of December 16, 2003, the eighteenth resolution of the Shareholders Meeting of November 30, 2004, the fourth resolution of the Shareholders Meeting of November 29, 2005, the nineteenth resolution of the Shareholders Meeting of November 30, 2006 and the eighteenth resolution of the Shareholders Meeting of November 29, 2007, respectively, so that such warrants can, by exception to the warrant holders’ undertaking, made at the time of subscription, not to transfer the warrants to third parties, be freely tendered, in any tender offer, and more particularly in the tender offer filed by CITLOI, a subsidiary of IBM, with the AMF, for all of the shares of the Company, as well as on the warrants, and by any squeeze-out procedure;

RESOLVED FURTHER, that the Board of Directors of the Company (the “Board”) is hereby granted full power and authority to take all measures deemed necessary and appropriate to inform the warrant holders of such Shareholders’ decision; and

RESOLVED FURTHER, that such authorization shall remain valid for a period of one year from the date of this Shareholders Meeting.

********************

Second Resolution – Powers of Attorney

RESOLVED, that the Shareholders, having satisfied quorum and majority rules for extraordinary shareholders meetings, hereby authorize the Board to grant full power and authority to the bearer of a copy or excerpt of these minutes for the purpose of carrying out the necessary registrations, and formalities.

***

[The following paragraphs are required by law on such a notice to call a meeting]

Requests to add draft resolutions to the agenda by shareholders fulfilling conditions stipulated by article R. 225-71 of the Code of Commerce must be sent to the registered office, by registered mail, up to 25 (calendar) days before the general meeting is held.  Requests must be accompanied by a share registry certificate.

Review of such draft resolutions remain subject to communication, by the person who made such request, of a new certificate evidencing the registration of the shares in the same books on October 20, 2008, at 12:00 a.m., Paris time.

The general meeting is open to all shareholders, no matter how many shares they hold.  No one can represent a shareholder unless he himself is a shareholder or is married to the represented shareholder (article L. 225-106 of the Code of Commerce).

Pursuant to article R. 225-85 of the Code of Commerce, one can attend the general meeting by an accounts registration of shares under the shareholder’s name or the shareholder’s agent registered on his behalf (pursuant to paragraph 7 of article L. 228-1 of the Code of Commerce), on October 20, 2008, at 12:00 a.m., Paris time, or in the nominative share registries held by the Company (or its agent), or in the bearer’s share registries held by the relevant agent.

Subscription or registration of the shares in the bearer’s share registries held by financial agents is certified by a participation certificate issued by such agents (or by email), in exhibit:

•                  of the long-distance vote form;

•                  of the proxy form;

•                  of the request of the admission card in the shareholder’s name or on behalf of the shareholder represented by its agent.

A participation certificate is also delivered by financial agents to the shareholder wishing to physically attend the meeting and who did not receive their admission card on October 20, 2008 at 12:00 a.m., Paris time.

Any shareholder can request from his agent a form allowing such shareholder to vote by proxy or to be represented at the meeting.

Any shareholder wishing to use the ability to vote by proxy can ask for a form, by a written request to the Company, up to 6 days prior to the meeting date.

For bearers of shares, the form will only be effective if it is accompanied by a certificate of participation issued by the authorized agent, bearer of their share registry.

The certificate and the form must be sent, by the financial agents, to:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble Tolbiac
75450 Paris Cedex 09

Votes by proxy will only be taken into account for properly filled in forms received by the Company or its above mentioned proxy at least three calendar days prior to the general meeting.

Shareholders can also access further information that will be posted on the Company’s website: www.ilog.fr.

Also, any shareholder may address written questions to the President of the Company arising from this publication.  Such questions must to be sent, by registered mail, to ILOG S.A., 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, no later than the fourth business day prior to be the meeting, together with a share registry certificate.

The Board of Directors

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des marchés financiers (the “AMF”) (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.